UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
CAPITAL PROPERTIES, INC.

(Name of the Issuer)
Capital Properties, Inc.
Robert H. Eder
Linda Eder

(Name of Persons Filing Statement)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
140430109

(CUSIP Number of Class of Securities)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)
This statement is filed in connection with (check the appropriate box):

a. ☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1934.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting theresults of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation $360,025*	Amount of Filing Fee $14.15**

*	The “Transaction Valuation” amount referred to above is approximately the product of 14,401 fractional shares to be purchased (the “Fractional Shares”) and $25.00, the cash price per share to be paid for fractional shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by .0000393.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $-0-

Form or Registration Number: Schedule 14A

Filing Party: Capital Properties, Inc.

DATE FILED:

INTRODUCTION
     This Schedule 13e-3 (the “Statement”) is being filed by Capital Properties, Inc., a Rhode Island corporation (the “Company”), Robert H. Eder and Linda Eder pursuant to Section 13(e)of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and Rule 13e-3 thereunder in connection with a 75 for 1 reverse split of the Company’s Class A Common Stock, $0.01 par value, with a cash payment per share in lieu of fractional shares equal to $25.00 per pre-split share (the “Reverse Split”). This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act.
     A preliminary proxy statement of the Company relating to the solicitation of proxies for the Special Meeting of Shareholders (the “Proxy Statement”) is being filed concurrently with this filing. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Schedule 13e-3.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and Address
          Capital Properties, Inc., 100 Dexter Road, East Providence, Rhode Island 02914, Telephone: (401) 435-7171
     (b) Securities
          The information set forth in the Proxy Statement under the caption “VOTING SECURITIES” is incorporated herein by reference.
     (c) Trading Market and Price
          The information set forth in the Proxy Statement under the caption “PRICE RANGE OF COMMON STOCK AND DIVIDENDS” is incorporated herein by reference.
     (d) Dividends
          The information set forth in the Proxy Statement under the caption “PRICE RANGE OF COMMON STOCK AND DIVIDENDS” is incorporated herein by reference.
     (e) Prior Public Offerings
          The Company has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Rules 251 through 263 of the Securities Act of 1933, as amended).
     (f) Prior Stock Purchases
          The Company has not purchased any subject securities during the past two years.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)	Name and Address

The filing persons are:

Capital Properties, Inc.. (the subject company) 100 Dexter Road East Providence, Rhode Island 02914

Robert H. Eder 100 Dexter Road East Providence, Rhode Island 02914
          Mr. Eder is the President, Chief Executive Officer and Chairman of the Board of Directors of the subject company. Mr. Eder along with his wife, also beneficially owns over 50% of the outstanding common stock of the subject company.
Linda Eder 100 Dexter Road East Providence, Rhode Island 02914
          Ms. Eder is the wife of Mr. Eder, and together with Mr. Eder, beneficially owns over 50% of the outstanding stock of the subject company.
     (b) Business and Background of Entities
          Not applicable.
     (c) Business and Background of Natural Persons
(1), (2)
          Robert H. Eder has served as President of the Company since January 1, 2008, Chairman and Chief Executive Officer of the Company since 1995 and Chairman of the Board of Directors of Providence and Worcester Railroad Company since 1998.
          Linda Eder has not been employed during the past five years.
          (3) Neither Mr. Eder or Ms. Eder have been convicted in a criminal proceeding during the past five years.
          (4) Neither Mr. Eder or Ms. Eder were a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
          (5) Mr. and Ms. Eder are both citizens of the United States.
(d)	Tender Offer.

          Not applicable.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms
     The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.
(c)	Different Terms
          The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET,” “REASONS AND EFFECTS OF REVERSE STOCK SPLIT AMENDMENT — Effect on Holders of Fewer than 75 Shares of Common Stock and Treatment of Multiple Accounts,” “REASONS AND EFFECTS OF REVERSE STOCK SPLIT AMENDMENT — Effect on Unaffiliated Shareholders Who Own 75 or More Shares” and “REASONS AND EFFECTS OF REVERSE STOCK SPLIT AMENDMENT — Effect on Affiliated Shareholders” is incorporated herein by reference.
(d)	Appraisal Rights
          The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” and “APPRAISAL RIGHTS AND DISSENTER’S RIGHTS” is incorporated herein by reference.
(e)	Provisions For Unaffiliated Security Holders
          The information set forth in the Proxy State under the caption “FAIRNESS OF THE REVERSE STOCK SPLIT” is incorporated herein by reference.
(f)	Eligibility For Listing or Trading
          Not applicable.
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a)	Transactions
          Not applicable.
(b)	Significant Corporate Events
          Not applicable.
(c)	Negotiations or Contacts
          Not applicable.
(d)	Conflicts of Interest

The information set forth in the Proxy State under the caption “SUMMARY TERM SHEET” and “INTERESTS OF CERTAIN PERSONS” is incorporated herein by reference.
(e)	Agreements Regarding the Subject Company’s Securities
          Not applicable.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(b)	Use of Securities Acquired.
          Outstanding shares of the Company’s existing common stock, $0.01 par value, that would otherwise be converted into a fractional share following the Reverse Stock Split will be canceled; otherwise, no securities will be acquired in the transaction.
(c)(1)-(10) Plans.
          The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS – PURPOSES” “SPECIAL FACTORS – REASONS AND EFFECTS OF REVERSE STOCK SPLIT AMENDMENT” and “CLASS B STOCK AUTHORIZATION” is incorporated herein by reference.
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING PRIVATE TRANSACTION.
(a)	Purposes
          The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” and “SPECIAL FACTORS – PURPOSES” is incorporated herein by reference.
(b)	Alternatives
          The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS – ALTERNATIVES TO REVERSE STOCK SPLIT” AND “SUMARY TERM SHEET — FAIRNESS OF THE REVERSE STOCK SPLIT” is incorporated herein by reference.
(c)	Reasons
          The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET,” “SPECIAL FACTORS – PURPOSES” and “SPECIAL FACTORS — REASONS AND EFFECTS OF THE REVERSE STOCK SPLIT AMENDMENT” is incorporated herein by reference.
(d)	Effects
          The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET”, “SPECIAL FACTORS – REASONS AND EFFECTS OF REVERSE STOCK SPLIT AMENDMENT” and “SPECIAL FACTORS - CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF REVERSE STOCK SPLIT” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE GOING PRIVATE TRANSACTION.
(a)	Fairness
          The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” and “SPECIAL FACTORS — FAIRNESS OF THE REVERSE STOCK SPLIT” is incorporated herein by reference.
(b)	Factors Considered in Determining Fairness
          The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – PURPOSES,” “SPECIAL FACTORS — FAIRNESS OF THE REVERSE STOCK SPLIT” and “SPECIAL FACTORS – ALTERNATIVES TO REVERSE STOCK SPLIT” is incorporated herein by reference.
(c)	Approval of Security Holders
          The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — FAIRNESS OF THE REVERSE STOCK SPLIT” is incorporated herein by reference.
(d)	Unaffiliated Representative
          The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — FAIRNESS OF THE REVERSE STOCK SPLIT” is incorporated herein by reference.
(e)	Approval of Directors
          The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – BACKGROUND OF REVERSE STOCK SPLIT” and “SPECIAL FACTORS — FAIRNESS OF THE REVERSE STOCK SPLIT” is incorporated herein by reference.
(f)	Other Offers
          Not applicable.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
(a)-(c) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – BACKGROUND OF REVERSE STOCK SPLIT” and “SPECIAL FACTORS — APPRAISALS, OPINIONS AND REPORTS” and in Appendix A to the Proxy Statement is incorporated herein by reference.
ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.
(a) Source of Funds. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – REASONS AND EFFECTS OF REVERSE STOCK SPLIT AMENDMENT” is incorporated herein by reference.
(b)	Conditions.
          Not Applicable.

(c)	Expenses.
          The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – REASONS AND EFFECTS OF REVERSE STOCK SPLIT AMENDMENT” is incorporated herein by reference.
(d)	Borrowed Funds.
          Not Applicable.
ITEM 11 INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities Ownership
          The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.
(b)	Securities Transactions
          Not applicable.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
(d)	Intent to Tender or Vote in a Going-Private Transaction
          The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” and “SPECIAL FACTORS – REASONS AND EFFECTS OF REVERSE STOCK SPLIT AMENDMENT” is incorporated herein by reference.
(e)	Recommendations of Others
          The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — FAIRNESS OF THE REVERSE STOCK SPLIT” is incorporated herein by reference.
ITEM 13. FINANCIAL STATEMENTS.
(a)	Financial Information
          The information set forth in the Company’s Report on Form 10-K for the fiscal year ended December 31, 2007, under “Item 6. Selected Financial Data” and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008, under “Item 1. Consolidated Financial Statements” are incorporated herein by reference. The Reports on Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarter ended March 31, 2008 were previously filed. The Report on Form 10-Q for the quarter ended June 30, 2008 will be filed prior to August 15, 2008.
          Copies of the reports incorporated herein by reference may be obtained by contacting the Company at 100 Dexter Road, East Providence, Rhode Island 02914, telephone number (401) 435-7171.
(b)	Pro Forma Information

          Not Applicable.
ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)	Solicitations or Recommendations
          The information set forth in the Proxy Statement under the caption “PERSONS MAKING THE SOLICITATION” is incorporated herein by reference.
(b)	Employees and Corporate Assets
          The information set forth in the Proxy Statement under the caption “PERSONS MAKING THE SOLICITATION” is incorporated herein by reference.
ITEM 15. ADDITIONAL INFORMATION.
          The information contained in the Proxy Statement, including any appendices thereto, is incorporated herein by reference.
ITEM 16. EXHIBITS.
(a)	Disclosure Materials
Preliminary Proxy Statement filed electronically via EDGAR with the Securities and Exchange Commission on August 4, 2008.
(b)	None

(c)	Report, Opinion or Appraisal
Filed as Appendix A to the Preliminary Proxy Statement filed electronically via EDGAR with the Securities and Exchange Commission on August 4, 2008.
(d)	None

(e)	None

(f)	None

(g)	None

(h)	None

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the Information set forth in this statement is true, complete and correct.

CAPITAL PROPERTIES, INC.
By:	/s/ Robert H. Eder
Name:	Robert H. Eder
Title:	President & CEO

/s/ Robert H. Eder
Robert H. Eder

/s/ Linda Eder
Linda Eder